UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

ReachLocal, Inc.

(Name of Subject Company)

ReachLocal, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

75525F104

(CUSIP Number of Class of Securities)

Sharon T. Rowlands

Chief Executive Officer

ReachLocal, Inc.

21700 Oxnard Street, Suite 1600

Woodland Hills, California 91367

(818) 274-0260

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Christopher L. Kaufman, Esq.

Bradley A. Helms, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071-1560

(213) 485-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ReachLocal, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on July 14, 2016 ( the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Raptor Merger Sub., Inc. (“Purchaser”), a wholly owned subsidiary of Gannett Co., Inc. (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $.00001 per share (the “Company Shares”), for $4.60 per Company Share, net to the seller thereof in cash, less any required withholding taxes and without interest.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection titled “Stockholder Approval Not Required” a new subsection entitled “Certain Litigation” and the disclosure set forth below:

“On July 15, 2016, a putative class action lawsuit challenging the Merger was filed in the Superior Court of the State of California, County of Los Angeles. This lawsuit, Miranda v. ReachLocal, Inc., et al (Case No. BC 627246), names as defendants the Company, individual members of the Company Board, Parent and Purchaser. The complaint alleges breaches of fiduciary duty by the individual members of the Company Board in connection with the Merger Agreement by allegedly accepting an inadequate offer price and allegedly agreeing to unreasonable deal protection provisions, among other actions. The complaint further alleges that the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duty. The plaintiffs generally seek equitable and injunctive relief, including an order enjoining the defendants from completing the proposed merger transaction, rescission of any consummated transaction, unspecified amounts in damages and attorneys’ fees. The Company believes this lawsuit is wholly without merit, and intends to vigorously defend against it.”

Item 8 of the Schedule 14D-9 is further hereby amended and supplemented by inserting after the last sentence of the first paragraph under the subsection heading entitled “Regulatory Approvals” as follows:

“On July 19, 2016, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REACHLOCAL, INC.

By:	/s/ Sharon T. Rowlands
Name:	Sharon T. Rowlands
Title:	Chief Executive Officer

Dated: July 20, 2016